

July 13, 2018

Loretta P. Mayer, Ph.D
Chief Executive Officer and Chief Scientific Officer
SenesTech, Inc.
3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004

      Re: SenesTech, Inc.
           Registration Statement on Form S-3
           Filed June 19, 2018
           File No. 333-225712

Dear Ms. Mayer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed June 19, 2018

General

1.   We note your intent to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings. Please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure